UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16b n

of the Securities Exchange Act of 1934

Date of Report: August 2026

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.

(UNDER JUDICIAL MANAGEMENT)

(Exact Name of registrant as specified in its charter)

6 Shenton Way, #33-00,

Oue Downtown

Singapore 068809

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7): ☐

Management Resignations

Singapore – August 5, 2026: As announced previously, Maxeon Solar Technologies, Ltd. (Under Judicial Management) (“Maxeon” or the “Company”) and its subsidiary, Maxeon Solar Pte. Ltd. (Under Judicial Management) (“MSPL”), were placed under judicial management by the General Division of the High Court of the Republic of Singapore (the “Court”). For more information on the powers of the Judicial Managers, refer to the Form 6-K submitted by the Company to the Securities and Exchange Commission (the “SEC”) on April 10, 2026 which describes the powers and entitlements of judicial managers conferred by Singapore's Insolvency, Restructuring and Dissolution Act 2018 ("IRDA") (including the First Schedule of the IRDA) in the context of the prior interim judicial management but which apply to the judicial management of the Companies as well.

From June 19, 2026, Tiffany See was no longer Chief Human Resources Officer of the Company and resigned as a director of MSPL with effect from June 19, 2026. She also resigned as director of certain other subsidiaries of the Company for which she had been a director, with effect from June 29, 2026. On July 17, 2026, Frank Jeng resigned as Chief Legal Officer (interim) of the Company, effective July 31, 2026. On July 16, 2026, Dmitri Hu resigned as Chief Financial Officer of the Company and on July 17, 2026, he resigned as a director of certain other subsidiaries of the Company for which he had been a director, including MSPL, in each case, effective August 14, 2026.

Incorporation by Reference

The information contained in this report on Form 6-K, including the exhibit hereto, is hereby incorporated by reference into the Company’s registration statements on (i) Form F-3 (File No. 333-268309), (ii) Form S-8, as amended (File No. 333-241709), (iii) Form S-8, as amended (File No. 333-277501), (iv) Form S-8 (File No. 333-283187), and (v) Form S-8 (File No. 333-290336), each filed with the Securities and Exchange Commission (the “SEC”).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)
August 5, 2026	By:	/s/ Tan Wei Cheong
Tan Wei Cheong
Joint and Several Judicial Manager